UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 8, 2021

NOVUS CAPITAL CORPORATION II
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39982	85-3230987
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

8556 Oakmont Lane

Indianapolis, IN 46260

(Address of Principal Executive Offices) (Zip Code)

(317) 590-6959

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	NXU.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	NXU	New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A common stock at an exercise price of $11.50 per share	NXU WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement

Business Combination Agreement and Plan of Reorganization

On September 8, 2021, Novus Capital Corporation II, a Delaware corporation (“Novus”), NCCII Merger Corp., a Delaware corporation and wholly owned subsidiary of Novus (“Merger Sub”), and Energy Vault, Inc., a Delaware corporation (the “Company” or “Energy Vault”), entered into a business combination agreement and plan of reorganization (the “Business Combination Agreement”), pursuant to which the Company will be merged with and into Merger Sub (the “Merger,” together with the other transactions related thereto, the “Proposed Transactions”), with the Company surviving the Merger as a wholly owned subsidiary of Novus (the “Surviving Corporation”).

Conversion of Securities

Immediately prior to the effective time of the Merger (the “Effective Time”), the Company will cause each share of the Company’s preferred stock, par value $0.0001 per share (“Company Preferred Stock”), that is issued and outstanding immediately prior to the Effective Time to be automatically converted into a number of shares of the Company’s common stock, par value $0.0001 per share (the “Company Common Stock”), in accordance with the Company’s certificate of incorporation, and each converted share of Company Preferred Stock will no longer be outstanding and will cease to exist, such that each holder of Company Preferred Stock will thereafter cease to have any rights with respect to such securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Novus, Merger Sub, the Company or the holders of any of the Company’s securities:

(a)	Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Company Common Stock resulting from the conversion of Company Preferred Stock and each share of Company Common Stock subject to forfeiture restrictions, repurchase restrictions or other restrictions issued pursuant to the Energy Vault, Inc. 2017 Stock Incentive Plan and the Energy Vault, Inc. 2020 Stock Plan, or otherwise (“Company Restricted Share”)) will be canceled and converted into the right to receive the number of shares of Novus Common Stock equal to the quotient obtained by dividing (i) 100,000,000 by (ii) the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to Company Common Stock basis, and including, without limitation or duplication, the number of shares of Company Common Stock issuable upon conversion of the Company Preferred Stock, the number of shares of Company Common Stock subject to unexpired, issued and outstanding awards of equity issued pursuant to the Energy Vault, Inc. 2017 Stock Incentive Plan and the Energy Vault, Inc. 2020 Stock Plan (“Company Awards”) and Company Awards that the Company has committed to grant but has not yet granted as of immediately prior to the Effective Time, excluding any shares of Company Series C Preferred Stock and unissued or uncommitted Company equity awards (the “Exchange Ratio”);

(b)	All shares of Company Common Stock and Company Preferred Stock held in the treasury of the Company will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto;

(c)	Each share of common stock, par value $0.001 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation;

(d)	Each option to purchase outstanding shares of Company Common Stock (“Company Options”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be assumed, converted and/or substituted by Novus into an option to purchase a number of shares of Novus Common Stock (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (ii) the Exchange Ratio, and at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Novus Common Stock purchasable pursuant to the Exchanged Options shall be determined in a manner consistent with the requirements of Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”); provided, further, that in the case of any Exchanged Option to which Section 422 of the Code applies, the exercise price and the number of shares of Novus Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided in the Business Combination Agreement, following the Effective Time, each Exchanged Option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option immediately prior to the Effective Time; and

(e)	Each award of restricted stock units to acquire shares of Company Common Stock (“Company RSUs”) that is outstanding immediately prior to the Effective Time will be assumed, converted and/or substituted by Novus into an award of restricted stock units to acquire shares of Novus Common Stock (each, a “Converted RSU Award”). Each Converted RSU Award will represent the right to acquire that number of shares of Novus Common Stock equal to the product (rounded down to the nearest whole number) of (1) the number of shares of Company Common Stock subject to the Company RSU award immediately before the Effective Time and (2) the Exchange Ratio; provided, that, except as specifically provided above, following the Effective Time, each Converted RSU Award shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the corresponding former Company RSU award immediately prior to the Effective Time.

(f)	Each Company Restricted Share award, whether vested or unvested, will be assumed, converted and/or substituted by Novus into a restricted stock award with respect to a number of shares of Novus Common Stock (such restricted stock award, an “Exchanged RSA”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Company Restricted Share award immediately prior to the Effective Time and (y) the Exchange Ratio, with the same terms and conditions as were applicable under such Company Restricted Share award immediately prior to the Effective Time.

Earn Out

Subject to certain exceptions, during the period between the date that is 90 days following the Closing and the third anniversary of the Closing (the “Earn Out Period”), the Novus will issue to eligible Company equityholders up to 9,000,000 additional shares of Novus Common Stock in the aggregate (the “Earn Out Shares”) in three equal tranches of 3,000,000 Earn Out Shares, respectively, upon Novus’ achieving price targets of $15.00, $20.00 or $30.00, respectively, which price targets will be based upon the closing sale price of one share of Novus Common Stock quoted on the New York Stock Exchange (the “NYSE”) or the exchange on which the shares of Novus Common Stock are then traded, for any 20 trading days within a 30 consecutive trading day period (as adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or the like).

Proxy and Registration Statement

As promptly as practicable after the date of the Business Combination Agreement, Novus will prepare and file with the Securities and Exchange Commission (the “SEC”) a proxy and registration statement on Form S-4 (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the stockholders of Novus (the “Novus Stockholders”) relating to the meeting of the Novus Stockholders (the “Novus Stockholders’ Meeting”) to be held to consider (i) approval and adoption of the Business Combination Agreement and the Merger, (ii) approval of the issuance of Novus Common Stock as contemplated by the Business Combination Agreement and the Subscription Agreements (as defined below), and (iii) any other proposals the parties deem necessary to effectuate the Merger (collectively, the “Novus Proposals”).

Stock Exchange Listing

Novus will use its reasonable best efforts to cause the shares of Novus Common Stock to be issued in connection with the Proposed Transactions to be approved for listing on the New York Stock Exchange (“NYSE”) at the closing of the Merger (the “Closing”). Until the Closing, Novus shall use its reasonable best efforts to keep the Novus Common Stock and warrants listed for trading on the NYSE.

Registration Rights Agreement

In connection with the Closing, that certain registration rights agreement dated as of February 3, 2021 will be amended and restated and Novus, certain persons and entities holding securities of Novus prior to the Closing (such persons, the “Initial Holders”) and certain persons and entities receiving Novus Common Stock pursuant to the Merger (the “New Holders” and together with the Initial Holders, the “Reg Rights Holders”) shall enter into that certain amended and restated registration rights agreement attached as an exhibit to the Business Combination Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Novus will agree that, prior to the later of 30 calendar days or 20 business days after the closing of the Business Combination, Novus will file with the SEC (at Novus’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders (the “Resale Registration Statement”), and Novus shall use commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof. In certain circumstances, the Initial Holders can demand up to two underwritten offerings and the New Holders can demand up to two underwritten offerings, and all of the Reg Rights Holders will be entitled to customary piggyback registration rights.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit A to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Lock-Up Agreements

In connection with the Closing, the Initial Holders and certain investors in the Company will enter into lock-up agreements (the “Lock-up Agreements”) pursuant to which they will agree, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, any shares of Novus Common Stock held by them immediately after the Effective Time, or issuable upon the exercise of options to purchase shares of Novus Common Stock held by them immediately after the Effective Time, or securities convertible into or exercisable or exchangeable for Novus Common Stock held by them immediately after the Effective Time (the “Lock-up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (the actions specified in clauses (i)-(iii), collectively, “Transfer”), provided, however, that with respect to the Initial Holders, the Lock-up Shares are limited to the 6,468,750 founder shares (after forfeiture of 718,750 founder shares), the 5,166,666 warrants to purchase shares of Novus Common Stock (the “Founder Warrants”) and the shares of Novus Common Stock issuable upon exercise of Founder Warrants held by them. With respect to 50% of the Lock-up Shares other than the Founder Warrants and the shares of Novus Common Stock issuable upon the exercise of Founder Warrants (half of which may be Restricted Shares, as defined in the Sponsor Restricted Stock Agreement) (the “Early Release Shares”), the Lock-Up Period shall terminate 180 days after the closing date of the Merger. With respect to the Lock-up Shares held by any signatory of the Lock-Up Agreement that are not Early Release Shares, Founder Warrants or shares issuable upon exercise of Founder Warrants, the Lock-Up Period shall terminate upon the earlier of (i) 365 days after the closing date of the Merger or (ii) the closing of a sale, merger, liquidation, or exchange offer transaction after the closing date of the Merger. With respect to the Founder Warrants and the shares of Novus Common Stock issuable upon exercise of Founder Warrants, the Lock-up Period shall terminate 180 days after the closing date of the Merger.

The foregoing description of the Lock-Up Agreements is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is included as Exhibit B to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Sponsor Restricted Stock Agreement

In connection with the Closing, the Initial Holders, Novus and the Company will also enter into a Sponsor Restricted Stock Agreement (the “Sponsor Restricted Stock Agreement”). Pursuant to the Sponsor Restricted Stock Agreement, the Initial Holders will forfeit an aggregate of 718,750 shares of Novus Common Stock held by them, and the remaining 6,468,750 shares of Novus Common Stock held by the Initial Holders, provided that 4,851,562 of such shares of Novus Common Stock will be subject to certain restrictions (the “Restricted Shares”).

The Restricted Shares will be released from restrictions on: (A) with respect to 808,594 Restricted Shares, the date on which (x) the closing price of Novus Common Stock exceeds $12.50 per share for any 20 trading days within a 30-trading day period occurring from the announcement of the PIPE (as defined below) through the 36-month anniversary of the Closing or (y) Novus consummates a sale, merger, liquidation, exchange offer, transaction after the Merger (a “Subsequent Transaction”) which results in the stockholders of Novus having the right to exchange their shares of Novus Common Stock for cash, securities or other property having a value of at least $12.50 per share; and (B) with respect to an additional 808,594 Restricted Shares, the date on which (x) the closing price of the Novus Common Stock equals or exceeds $15.00 per share for any 20 trading days within a 30-trading day period occurring from the announcement of the PIPE through the 36-month anniversary of the Closing or (y) Novus consummates a Subsequent Transaction which results in the stockholders of Novus having the right to exchange their shares of Novus Common Stock for cash, securities or other property having a value of at least $15.00 per share. If either of the events set forth in the preceding sentence does not occur prior to the third (3rd) anniversary of the Closing, the Restricted Shares subject to such event will be forfeited. A percentage of the remaining 3,234,375 Restricted Shares equal to (i) (A) the aggregate dollar amount of cash redeemed from the trust account established by Novus for the benefit of its public stockholders (the “Trust Account”) in excess of $25,000,000 divided by (B) $287,500,000, multiplied by (ii) 45.0% is subject to forfeiture. The shares of Novus Common Stock that are released from the restrictions set forth in the Sponsor Restricted Stock Agreement shall remain subject to the restrictions on transfer set forth in the Lock-Up Agreement, including the early release provisions set forth therein, unless and until such restrictions expire or cease to be applicable in accordance with the terms of the Lock-Up Agreement.

The foregoing description of the Sponsor Restricted Stock Agreement is qualified in its entirety by reference to the full text of the form of Sponsor Restricted Stock Agreement, a copy of which is included as Exhibit D to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Closing

The Closing will occur as promptly as practicable, but in no event later than three business days following the satisfaction or waiver of all of the conditions to Closing set forth in Article VIII of the Business Combination Agreement.

Exclusivity

From the date of the Business Combination Agreement and ending on the earlier of (a) the Effective Time and (b) the termination of the Business Combination Agreement, the Company shall not take, nor shall it permit any of its affiliates or representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person (other than Novus, its stockholders and/or any of their affiliates or representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination transaction, any merger, sale of ownership interests and/or assets (other than asset sales in the ordinary course of business) of the Company, recapitalization or similar transaction, in each case other than (i) the Proposed Transactions, (ii) any purchase of shares of Novus Common Stock in the PIPE, or (iii) any issue of shares of Company Preferred Stock, Company Common Stock or indebtedness or other securities convertible into or exercisable for any such Company Preferred Stock or Company Common Stock permitted without the consent of Novus in accordance with the Business Combination Agreement (a “Company Business Combination Proposal”) other than with Novus, its stockholders and their respective affiliates and representatives or the PIPE investors with respect to the PIPE; provided that the foregoing shall not apply to, or restrict the Company from soliciting, structuring, entering into or consummating any financing involving an issuance of Company Series C Preferred Stock in an aggregate amount of up to $8,650,000.

From the date of the Business Combination Agreement and ending on the earlier of (a) the Effective Time and (b) the termination of the Business Combination Agreement, Novus shall not, nor shall Novus permit any of its controlled affiliates or representatives to, solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person (other than the Company, its stockholders and/or any of their affiliates or representatives), concerning any merger, purchase of ownership interests or assets of Novus, recapitalization or similar business combination transaction or any other “Business Combination” (as defined in the Novus’ organizational documents), in each case, other than the Proposed Transactions (a “Novus Business Combination Proposal”). In addition, Novus shall, and shall cause its controlled affiliates to, and shall cause their respective representatives to, immediately cease any and all existing discussions or negotiations with any person with respect to any Novus Business Combination Proposal.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations, warranties and covenants of (a) the Company and (b) Novus and Merger Sub relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization.

Conditions to Closing

Mutual

The obligations of the Company, Novus and Merger Sub to consummate the Proposed Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a)	The approval of the requisite stockholders of the Company in favor of the adoption of the Business Combination Agreement and the Merger and all other transactions contemplated by the Business Combination Agreement;

(b)	The Novus Proposals have been approved and adopted by the requisite affirmative vote of the Novus Stockholders in accordance with the Proxy Statement, the Delaware General Corporation Law, Novus’s organizational documents and the rules and regulations of the NYSE;

(c)	The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

(d)	No governmental authority has enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Proposed Transactions illegal or otherwise prohibiting consummation of the Proposed Transactions;

(e)	All required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Proposed Transactions under the HSR Act has expired or been terminated;

(f)	All consents, approvals and authorizations set forth in the Business Combination Agreement have been obtained from and made with all governmental authorities;

(g)	The sale and issuance by Novus of Novus Common Stock in an aggregate amount of at least $100 million (the “Minimum PIPE Commitments”) shall have been consummated in accordance with the terms of the Subscription Agreements; and

(h)	The shares of Novus Common Stock are listed on the NYSE, or another national securities exchange mutually agreed to by the parties to the Business Combination Agreement, as of the Closing Date.

Novus and Merger Sub

The obligations of Novus and Merger Sub to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a)	Certain of the representations and warranties of the Company contained in the sections titled (a) “Organization and Qualification; Subsidiaries,” (b) “Capitalization,” (c) “Authority Relative to the Business Combination Agreement” and (d) “Brokers” in the Business Combination Agreement shall each be true and correct in all material respects as of the date of the Business Combination Agreement and the Effective Time, except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier specified date. Certain of the representations and warranties of the Company contained in the section titled “Absence of Certain Changes or Events” in the Business Combination Agreement shall be true and correct in all respects as of the date of the Business Combination Agreement and the Effective Time. Certain of the representations and warranties in the section titled “Capitalization” in the Business Combination Agreement shall be true and correct in all respects as of the date of the Business Combination Agreement and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than de minimis additional cost, expense or liability to the Company, Novus, Merger Sub or any of their respective affiliates. The other representations and warranties of the Company contained in the Business Combination Agreement shall be true and correct in all respects (without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date of the Business Combination Agreement and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect (as defined in the Business Combination Agreement);

(b)	The Company has performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;

(c)	The Company has delivered to Novus a customary officer’s certificate, dated the closing date of the Merger, certifying as to the satisfaction of certain conditions;

(d)	No Company Material Adverse Effect has occurred between the date of the Business Combination Agreement and the closing date of the Merger;

(e)	Other than those persons identified as continuing directors in the Business Combination Agreement, all members of the board of directors of the Company have executed written resignations effective as of the Effective Time;

(f)	All parties to the Registration Rights Agreement and the Sponsor Restricted Stock Agreement (other than Novus and the Novus Stockholders party thereto) shall have delivered, or cause to be delivered, to Novus copies of the Registration Rights Agreement and the Sponsor Restricted Stock Agreement duly executed by all such parties;

(g)	All parties to the Lock-Up Agreements proposed to be entered into in connection with Closing have delivered, or caused to be delivered, to Novus copies of the Lock-Up Agreements duly executed by all such parties;

(h)	The Company delivered to Novus in a form reasonably acceptable to Novus, dated as of the closing date of the Merger, a properly executed certification that shares of the Company are not “U.S. real property interests” within the meaning of Section 897 of the Code, in accordance with Treasury Regulation Section 1.1445-2(c)(3), together with an executed notice to the IRS (which shall be filed by Novus with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations;

(i)	The sale and issuance by Novus of Novus Common Stock in an aggregate amount at least equal to the Minimum PIPE Commitments shall have been consummated in accordance with the terms of the Subscription Agreements;

(j)	The Company shall have paid in full the directors’ and officers’ liability insurance and Side A coverage required to be obtained by it on the closing date of the Merger pursuant to the Business Combination Agreement (the “D&O Policy”) and shall have provided Novus with the D&O Policy insurance binder;

(k)	Novus shall have at least $170,000,000 of cash on hand following the consummation of the PIPE, the distribution of the Trust Account, and the exercise of Redemption Rights in accordance with Novus’s Amended and Restated Certificate of Incorporation; and

(l)	All loans between the Company and any person who shall serve as a director or officer of Novus post-Closing shall have been paid off in full prior to the Closing.

The Company

The obligations of the Company to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a)	Certain of the representations and warranties of Novus and Merger Sub contained in the sections titled (a) “Corporate Organization,” (b) “Capitalization,” (c) “Authority Relative to the Business Combination Agreement” and (d) “Brokers” in the Business Combination Agreement shall each be true and correct in all material respects as of the date of the Business Combination Agreement and the Effective Time, except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier specified date. Certain of the representations and warranties of Novus and Merger Sub contained in the section titled “Absence of Certain Changes or Events” in the Business Combination Agreement shall be true and correct in all respects as of the date of the Business Combination Agreement and the Effective Time. Certain of the representations and warranties in the section titled “Capitalization” in the Business Combination Agreement shall be true and correct in all respects as of the date of the Business Combination Agreement and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than de minimis additional cost, expense or liability to the Company, Novus, Merger Sub or any of their respective affiliates. The other representations and warranties of Novus and Merger Sub contained in the Business Combination Agreement shall be true and correct in all respects (without giving effect to any “materiality,” “Novus Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date of the Business Combination Agreement and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Novus Material Adverse Effect (as defined in the Business Combination Agreement);

(b)	Novus and Merger Sub have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;

(c)	Novus has delivered to the Company a customary officer’s certificate (signed by the President of Novus), dated the closing date of the Merger, certifying as to the satisfaction of certain conditions;

(d)	No Novus Material Adverse Effect has occurred between the date of the Business Combination Agreement and the closing date of the Merger;

(e)	All parties to the Registration Rights Agreement and the Sponsor Restricted Stock Agreement (other than the Company and the Company stockholders party thereto) shall have delivered, or caused to be delivered, to the Company copies of such agreements duly executed by all such parties; and

(f)	Novus has made all necessary and appropriate arrangements with the Trustee of the Trust Account to have all of the funds in the Trust Account disbursed to Novus immediately prior to the Effective Time, and all such funds released from the Trust Account are available to Novus in respect of all or a portion of the payment obligations set forth in the Business Combination Agreement and the payment of Novus’s fees and expenses incurred in connection with the Business Combination Agreement and the Proposed Transactions.

Termination

The Business Combination Agreement may be terminated and the Proposed Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Proposed Transactions by the stockholders of the Company or the Novus Stockholders, as follows:

(a)	By mutual written consent of Novus and the Company;

(b)	By Novus or the Company, if (i) the Effective Time will not have occurred prior to the date that is 180 days after the date of the Business Combination Agreement (the “Outside Date”); provided, however, that the Business Combination Agreement may not be terminated by any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained in the Business Combination Agreement and such breach or violation is the principal cause of the failure of a condition to the Merger on or prior to the Outside Date, and, in the event that any law is enacted after the execution of the Business Combination Agreement extending the applicable waiting period under the HSR Act, the Outside Date will be automatically extended by the length of any such extension; or (ii) any governmental authority in the United States has enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Proposed Transactions illegal or otherwise preventing or prohibiting consummation of the Proposed Transactions, including the Merger; or (iii) any of the Novus Proposals fail to receive the requisite vote for approval at the Novus Stockholders’ Meeting;

(c)	By the Company if there is an occurrence of a breach of any representation, warranty, covenant or agreement on the part of Novus or Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty of Novus or Merger Sub has become untrue, in either case such that the conditions set forth in representations and warranties and the agreements and covenants of Merger Sub and Novus specified in the conditions to the Merger section of the Business Combination Agreement would not be satisfied (“Terminating Novus Breach”); provided that the Company has not waived such Terminating Novus Breach and the Company is not then in material breach of its representations, warranties, covenants or agreements in the Business Combination Agreement; provided, however, that, if such Terminating Novus Breach is curable by Novus and Merger Sub, the Company may not terminate the Business Combination Agreement under this section for so long as Novus and Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty days after notice of such breach is provided by the Company to Novus; or

(d)	By Novus if (i) the Company has failed to deliver the requisite approval of the Company stockholders of the adoption of the Merger to Novus within ten business days after the Registration Statement becomes effective; (ii) there is an occurrence of a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Business Combination Agreement, or if any representation or warranty of the Company has become untrue, in either case such that the conditions set forth in representations and warranties and the agreements and covenants of the Company specified in the conditions to the Merger section of the Business Combination Agreement would not be satisfied (“Terminating Company Breach”); provided that Novus has not waived such Terminating Company Breach and Novus and Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement; provided further that, if such Terminating Company Breach is curable by the Company, Novus may not terminate the Business Combination Agreement under this provision for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty days after notice of such breach is provided by Novus to the Company; or (iii) financial statements of the Company reviewed in accordance with PCAOB accounting standards have not been delivered to Novus by the Company within 15 days from the date of the Business Combination Agreement.

Effect of Termination

If the Business Combination Agreement is terminated, the agreement will forthwith become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except as set forth in the Business Combination Agreement or in the case of termination subsequent to a willful material breach of the Business Combination Agreement by a party thereto.

Except as set forth in the Business Combination Agreement, all expenses incurred in connection with the Business Combination Agreement and the Proposed Transactions shall be paid by the party incurring such expenses, whether or not the Proposed Transactions are consummated. The filing, listing, and registration fees contemplated by the Business Combination Agreement shall be paid one half by each of the parties thereto.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about Novus, the Company or the other parties thereto. In particular, the assertions embodied in representations and warranties by Novus, the Company and Merger Sub contained in the Business Combination Agreement are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about Novus, the Company or Merger Sub.

Stockholder Support Agreement

On September 8, 2021, Novus and certain stockholders of the Company entered into the Stockholder Support Agreement (the “Stockholder Support Agreement”) pursuant to which such stockholders agreed to vote all of their shares of Company Common Stock and Company Preferred Stock in favor of the approval and adoption of the Proposed Transactions. Additionally, such stockholders have agreed, among other things, not to (a) transfer any of their shares of Company Common Stock and Company Preferred Stock (or enter into any arrangement with respect thereto), subject to certain customary exceptions or (b) enter into any voting arrangement that is inconsistent with the Stockholder Support Agreement.

The foregoing description of the Stockholder Support Agreement is qualified in its entirety by reference to the full text of the Stockholder Support Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Sponsor Support Agreement

On September 8, 2021, Novus and the Initial Holders entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”) pursuant to which the Initial Holders agreed to vote all of their shares of Novus Common Stock in favor of the approval and adoption of the Proposed Transactions. Additionally, such Initial Holders have agreed, among other things, not to (a) transfer any of their shares of Novus Common Stock (or enter into any arrangement with respect thereto), subject to certain customary exceptions, (b) enter into any voting arrangement that is inconsistent with the Sponsor Support Agreement or (c) exercise their redemption rights in connection with the Merger.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K and incorporated herein by reference.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, on September 8, 2021, Novus entered into separate subscription agreements (collectively, the “Subscription Agreements”) with a number of investors (each, a “Subscriber” and collectively, the “Subscribers”), pursuant to which the Subscribers agreed to purchase, and Novus agreed to sell to the Subscribers, an aggregate of 10,000,005 shares of Novus Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $100,000,050 in a private placement (the “PIPE”).

The closing of the sale of the PIPE Shares pursuant to the Subscription Agreements is contingent upon, among other customary closing conditions, the concurrent consummation of the Proposed Transactions. The purpose of the PIPE is to raise additional capital for use by the combined company following the Closing.

Pursuant to the Subscription Agreements, Novus agreed that, by the later of 30 calendar days and 20 business days after the consummation of the Proposed Transactions, Novus will file with the SEC (at Novus’s sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “PIPE Resale Registration Statement”), and Novus shall use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 120th calendar day if the SEC notifies Novus that it will “review” the PIPE Resale Registration Statement) following the Closing and (ii) the 10th business day after the date Novus is notified (orally or in writing, whichever is earlier) by the SEC that the PIPE Resale Registration Statement will not be “reviewed” or will not be subject to further review.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, a copy of which is included as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities of Novus that may be issued in connection with the Subscription Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01.	Regulation FD Disclosure.

On September 9, 2021, Novus and the Company issued a joint press release announcing the execution of the Business Combination Agreement and announcing that Novus and the Company will hold a conference call on September 9, 2021 at 8:30 am Eastern Time (the “Conference Call”). A copy of the press release, which includes information regarding participation in the Conference Call, is attached hereto as Exhibit 99.1 and incorporated herein by reference. The script that Novus and the Company intend to use for the Conference Call is attached hereto as Exhibit 99.2 and incorporated herein by reference. Such exhibits and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference is an investor presentation relating to the Proposed Transactions. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Important Information and Where to Find It

In connection with the Proposed Transactions, Novus intends to file the Proxy Statement with the SEC, which will be distributed to holders of Novus’s common stock in connection with Novus’s solicitation of proxies for the vote by the Novus Stockholders with respect to the Proposed Transactions and other matters as described in the Proxy Statement. After the preliminary Proxy Statement has been filed and cleared by the SEC, Novus will mail a definitive Proxy Statement to its stockholders. Novus Stockholders and other interested parties are urged to read the Proxy Statement, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Novus, the Company and the Proposed Transactions. Novus Stockholders and other interested parties may obtain free copies of the preliminary Proxy and definitive Proxy (when available) and other documents filed with the SEC by Novus through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Novus Capital Corporation II, 8556 Oakmont Lane, Indianapolis, IN 46260 or (317) 590-6959.

Participants in the Solicitation

Novus and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Novus is set forth in its annual Report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Novus Stockholders and other interested persons should read the Proxy Statement carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to the rollout of Energy Vault’s business and timing of deployments, customer growth and other business milestones, potential benefits of the Proposed Transactions, and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of Energy Vault’s and Novus’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; demand for renewable energy; ability to commercialize and sell its solution; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive technologies; ability to obtain sufficient supply of materials; the impact of Covid-19; global economic conditions; ability to meet installation schedules; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus nor the Company presently know or that Novus and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Novus and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Novus and the Company may elect to update these forward-looking statements at some point in the future, Novus and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus’s or the Company’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Exhibit
2.1*	Business Combination Agreement and Plan of Reorganization, dated as of September 8, 2021, by and among Novus, Merger Sub and the Company.
10.1	Stockholder Support Agreement, dated as of September 8, 2021, by and among Novus and the stockholders of the Company named therein.
10.2	Sponsor Support Agreement, dated as of September 8, 2021, by and among Novus and the Initial Holders.
10.3	Form of Subscription Agreement.
99.1	Press Release, dated September 9, 2021.
99.2	Conference Call Script.
99.3	Investor Presentation.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 9, 2021	NOVUS CAPITAL CORPORATION II

	By:	/s/ Vincent Donargo
Name: Vincent Donargo Title: Chief Financial Officer